Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Three months ended March 31,	Twelve Months Ended
		December 31,
	2017	2016	2015	2014	2013	2012
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$39,189	$234,517	$240,235	$210,526	$254,520	$206,992
Adjust for distributed income of equity investees	9,155	12,770	1,330	(6,797)	4,812	7,704
Fixed charges, as below	23,430	93,857	93,409	90,012	90,236	87,635
Total earnings, as defined	$71,774	$341,144	$334,974	$293,741	$349,568	$302,331

Fixed charges, as defined:
Interest charges (1)	$23,012	$92,229	$91,978	$88,265	$88,695	$85,799
Rental interest factor	418	1,628	1,431	1,747	1,541	1,836
Total fixed charges, as defined	$23,430	$93,857	$93,409	$90,012	$90,236	$87,635
Ratio of earnings to fixed charges	3.06x	3.63x	3.59x	3.26x	3.87x	3.45x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$39,189	$234,517	$240,235	$210,526	$254,520	$206,992
Adjust for distributed income of equity investees	9,155	12,770	1,330	(6,797)	4,812	7,704
Supplemental fixed charges, as below	23,482	94,075	93,651	90,356	90,741	88,266
Total earnings, as defined	$71,826	$341,362	$335,216	$294,085	$350,073	$302,962

Supplemental fixed charges:
Interest charges (1)	$23,012	$92,229	$91,978	$88,265	$88,695	$85,799
Rental interest factor	418	1,628	1,431	1,747	1,541	1,836
Supplemental increment to fixed charges (2)	52	218	242	344	505	631
Total supplemental fixed charges	$23,482	$94,075	$93,651	$90,356	$90,741	$88,266
Supplemental ratio of earnings to fixed charges	3.06x	3.63x	3.58x	3.25x	3.86x	3.43x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.